CELLECT BIOTECHNOLOGY LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Cellect Biotechnology Ltd. (the “Company”) as of August 19, 2021, the record date for the meeting, hereby appoints, Dr. Shai Yarkoni, Chief Executive Officer, and Eyal Leibovitz, Chief Financial Officer, or either of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Special Meeting”) to be held at the offices of the Company’s attorney – Doron, Tikotzky, Kantor, Gutman & Amit Gross, B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, on September 19, 2021 at 11:00 A.M. Israel time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement relating to the said Special Meeting.

The undersigned acknowledges receipt of the Notice of the Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Special Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If the undersigned returns this proxy card but does not direct the proxies as to the manner in which this proxy shall be voted, the proxies will vote this proxy in favor of each of the proposals. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF CELLECT BIOTECHNOLOGY LTD.

September 19, 2021

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN

BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the Agreement and Plan of Merger and Reorganization, dated March 24, 2021 (the “Merger Agreement”) pursuant to which CellMSC, Inc., a wholly-owned subsidiary of the Company, will merge with and into Quoin Pharmaceuticals, Inc. (“Quoin”), with Quoin surviving as a wholly-owned subsidiary of Cellect (the “Merger”).

☐      FOR                  ☐      AGAINST                  ☐      ABSTAIN

2.	To approve the Escrow Agreement between The Bank of New York Mellon (“BONY”), the Company and Dr. Michael Myers, as the representative of the parties listed on Exhibit A attached thereto.

☐      FOR                  ☐      AGAINST                  ☐      ABSTAIN

3.	To approve the Company’s purchase of a “run-off” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger.

☐      FOR                  ☐      AGAINST                  ☐      ABSTAIN

4.	To approve the Letter of Agreement between the Company and Dr. Shai Yarkoni, pursuant to which Dr. Yarkoni may be entitled to receive a bonus of up to 40% of the amount of (a) any dividend payment distributed by EnCellX Inc. (“EnCellX”) or (b) the consideration received by shareholders of EnCellX upon a sale of EnCellX, all subject to applicable tax deduction.

☐      FOR                  ☐      AGAINST                  ☐      ABSTAIN

5.	To approve the Securities Purchase Agreement (the “Purchase Agreement”) between the Company, Quoin and Altium Growth Fund, LP (the “Investor”) in connection with Quoin’s committed equity funding of $25.25 million from the Investor (the “Equity Financing”) including the issuance of the Company’s securities in accordance with the terms of the Purchase Agreement and the related escrow agreement between BONY, the Company, Quoin and the Investor.

☐      FOR                  ☐      AGAINST                  ☐      ABSTAIN

6.	To approve the sale of Cellect Biotherapeutics Ltd. (the Company’s “Subsidiary”) in accordance with the terms of that certain Amended and Restated Share Transfer Agreement, by and between the Company and EnCellX (the “Share Transfer”).

☐      FOR                  ☐      AGAINST                  ☐      ABSTAIN

7.	To approve the Contingent Value Rights Agreement with Mr. Eyal Leibovitz as the Representative thereunder and Computershare Trust Company, N.A. (the “CVR Agreement”).

☐      FOR                  ☐      AGAINST                  ☐      ABSTAIN

8.	To approve the Escrow Agreement by and among the Company, EnCellX and Althsuler Shaham Trusts Ltd.

☐      FOR                  ☐      AGAINST                  ☐      ABSTAIN

9.	In connection with the CVR Agreement, to approve the related Representative Agreement by and among Mr. Eyal Leibovitz, the Company and EnCellX.

☐      FOR                  ☐      AGAINST                  ☐      ABSTAIN

10.	To approve (i) an increase of the Company's share capital by NIS 12,000,000,000 ordinary shares, from NIS 500,000,000, to NIS 12,500,000,000 ordinary shares no par value per share; (ii) a change of the Company's name to "Quoin Pharmaceuticals, Ltd." or a similar name approved by the Israeli Companies Registrar; and (iii) a corresponding amendment to the Company's Articles of Association.

☐      FOR                  ☐      AGAINST                  ☐      ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

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NAME	SIGNATURE	DATE

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NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign the full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in the partnership name by an authorized person.